

@ NFX is periodically published to keep shareholders aware of current operating activities at Newfield. It may include estimates of expected production volumes, costs and expenses, recent changes to hedging positions and commmodity pricing.

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September 29, 2003

We have recently added to our natural gas hedge position. Please see the tables below for a complete update.

Natural Gas Hedge Positions

The following hedge positions for the third quarter of 2003 and beyond are as of September 25, 2003:

Third Quarter 2003

| Volume | Weighted Average | | | Range | |
	Fixed	Floors	Collars	Floor	Ceiling
16,553 MMMBtus	$4.04	—	—	—	—
19,585 MMMBtus	—	—	$4.54 — $5.75	$3.50 — $4.88	$3.90 — $6.50
5,000 MMMBtus	—	$4.87	—	$4.85 — $4.88	—

Fourth Quarter 2003

| Volume | Weighted Average | | | Range | |
	Fixed	Floors	Collars	Floor	Ceiling
15,407 MMMBtus	$4.42	—	—	—	—
20,135 MMMBtus	—	—	$4.83 — $7.44	$3.50 — $5.50	$3.90 — $15.00
3,000 MMMBtus	—	$4.78	—	$4.70 — $4.98	—

First Quarter 2004

| Volume | Weighted Average | | | Range | |
	Fixed	Floors	Collars	Floor	Ceiling
7,485 MMMBtus	$5.45	—	—	—	—
20,505 MMMBtus	—	—	$4.96 — $8.55	$3.50 — $5.50	$4.16 — $15.00

Second Quarter 2004

| Volume | Weighted Average | | | Range | |
	Fixed	Floors	Collars	Floor	Ceiling
9,885 MMMBtus	$4.77	—	—	—	—
4,695 MMMBtus	—	—	$4.31 — $5.30	$3.50 — $4.50	$4.16 — $5.50
2,700 MMMBtus*	—	—	$4.62 — $5.20	$4.61— $4.62	$5.20

Third Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
9,645 MMMBtus	$4.76	—	—	—	—
4,695 MMMBtus	—	—	$4.31— $5.30	$3.50 — $4.50	$4.16 — $5.50
2,700 MMMBtus*	—	—	$4.62 — $5.20	$4.61— $4.62	$5.20

Fourth Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
4,845 MMMBtus	$4.79	—	—	—	—
1,795 MMMBtus	—	—	$4.20— $5.15	$3.50 — $4.50	$4.16 — $5.50
900 MMMBtus*	—	—	$4.62 — $5.20	$4.61— $4.62	$5.20

First Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,965 MMMBtus	$4.66	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Second Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Third Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

Fourth Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
1,065 MMMBtus	$4.24	—	—	—	—
345 MMMBtus	—	—	$3.50 — $4.16	$3.50	$4.16

These 3-way collar contracts are standard natural gas collar contracts with respect to the periods, volumes and prices stated above. The contracts have floor and ceiling prices per MMMBtu as per the table above until the price drops below $3.62 per MMMBtu. Below $3.62 per MMMBtu, these contracts effectively result in realized prices that are on average $1.00 per MMMBtu higher than the cash price that otherwise would have been realized.

Crude Oil Hedge Positions

The following hedge positions for the third quarter of 2003 and beyond are as of September 25, 2003:

Third Quarter 2003

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
259,000 Bbls	$25.58	—	—	—	—
707,000 Bbls	—	—	$22.53 — $27.79	$22.00 — $24.00	$26.35 — $29.70

Fourth Quarter 2003

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
282,000 Bbls	$27.96	—	—	—	—
627,000 Bbls	—	—	$22.47 — $27.83	$22.00 — $24.00	$26.35 — $29.70

First Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
69,000 Bbls	$26.86	—	—	—	—
405,000 Bbls	—	—	$22.70 — $27.28	$22.00 — $24.00	$26.04 — $29.70
286,000 Bbls**	—	—	$26.00 — $29.98	$26.00	$29.80 — $30.05

Second Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
300,000 Bbls	—	—	$22.80 — $27.16	$22.00 — $24.00	$26.04 — $28.85
377,000 Bbls**	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

Third Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
60,000 Bbls	—	—	$22.00 — $26.35	$22.00	$26.35
379,000 Bbls**	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

Fourth Quarter 2004

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
24,000 Bbls	$23.23	—	—	—	—
379,000 Bbls**	—	—	$25.76 — $29.91	$25.00 — $26.00	$29.70 — $30.05

First Quarter 2005

Volume	Weighted Average			Range	
	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—
90,000 Bbls**	—	—	$25.00 — $29.70	$25.00	$29.70

Second Quarter 2005

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

Third Quarter 2005

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

Fourth Quarter 2005

	Weighted Average			Range	
Volume	Fixed	Floors	Collars	Floor	Ceiling
51,000 Bbls	$22.63	—	—	—	—

**These 3-way collar contracts are standard crude oil collar contracts with respect to the periods, volumes and prices stated above. The contracts have floor and ceiling prices per barrel as per the table above until the price drops below $21.00 per barrel. Below $21.00 per barrel, these contracts effectively result in realized prices that are on average $4.76 per barrel higher than the cash price that otherwise would have been realized.

Any publicly announced changes to the above estimates, as well as periodic drilling updates, will be available through @NFX. Through our web page at www.newfld.com, stockholders may register to receive @NFX by e-mail distribution.